1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 28, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1)	PROPOSED ELECTION OF DIRECTORS AND SUPERVISORS;

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR THE SHAREHOLDERS’ MEETING AND RULES OF PROCEDURES FOR THE BOARD;

(3)	PROPOSED APPROVAL ON BIDDING BY THE COMPANY FOR MINING RIGHTS OF ZHUAN LONGWAN COAL MINE FIELD IN INNER MONGOLIA;

(4)	PROPOSAL FOR GENERAL MANDATE TO ISSUE H SHARES AND REPURCHASE H SHARES;

(5)	2010 ANNUAL GENERAL MEETING;

(6)	2011 FIRST CLASS MEETING OF HOLDERS OF DOMESTIC SHARES; AND

(7)	2011 FIRST CLASS MEETING OF HOLDERS OF H SHARES

Notices convening the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at 8:30 a.m., 10:30 a.m. and 11:30 a.m. respectively on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China are set out on pages 26 to 37 of this circular.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

25 March 2011

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“AGM”	the annual general meeting of the Company for the year ended 31 December 2010 to be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Confirmation Agreement”	the confirmation agreement between Ordos Neng Hua and the Department of Land and Resources of the Inner Mongolia Autonomous Region on 28 January 2011 in respect of the successful bidding of the mining rights of Zhuan Longwan coal mine field;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Corporate Law”	the Corporate Law of the PRC;

“Directors”	the directors of the Company;

“Domestic Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi;

“Domestic Shareholders”	holders of Domestic Shares;

“Domestic Shareholders’ Class Meeting”	the 2011 first class meeting of the Domestic Shareholders to be held at 10:30 a.m. on 20 May 2011 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“Group”	the Company and its subsidiaries;

DEFINITIONS

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2011 first class meeting of the holders of H Shares to be held at 11:30 a.m. on 20 May 2011 at the Company’s Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM proposed to be convened, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the H Shares in issue as at the date of the passing of the above resolution;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Latest Practicable Date”	21 March 2011, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“Mandatory Provisions”	the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 with limited liability and a wholly-owned subsidiary of the Company, which is mainly engaged in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region;

“PRC”	the People’s Republic of China;

DEFINITIONS

“Repurchase Mandate”	subject to the conditions set out in each of the proposed resolution approving the Repurchase Mandate at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of the passing of the resolutions;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“Shareholder(s)”	the shareholder(s) of the Company;

“Shares”	Domestic Shares and H Shares;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“Yankuang Group”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“%”	per cent.

Note:	In this Circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Weimin	298 South Fushan Road
Wang Xin	Zoucheng
Shi Xuerang	Shandong Province
Wu Yuxiang	PRC
Wang Xinkun	Postal Code: 273500
Zhang Baocai
Dong Yunqing	Principal place of business in Hong Kong:
Rooms 2608-10
Independent non-executive Directors:	26/F., The Center
Pu Hongjiu	99 Queen’s Road Central
Zhai Xigui	Hong Kong
Li Weian
Wang Junyan

25 March 2011

To the Shareholders

Dear Sir or Madam,

(1)	PROPOSED ELECTION OF DIRECTORS AND SUPERVISORS;

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR THE SHAREHOLDERS’ MEETING AND RULES OF PROCEDURES FOR THE BOARD;

(3)	PROPOSED APPROVAL ON BIDDING BY THE COMPANY FOR MINING RIGHTS OF ZHUAN LONGWAN COAL MINE FIELD IN INNER MONGOLIA;

(4)	PROPOSAL FOR GENERAL MANDATE TO ISSUE H SHARES AND REPURCHASE H SHARES;

(5)	2010 ANNUAL GENERAL MEETING;

(6)	2011 FIRST CLASS MEETING OF HOLDERS OF DOMESTIC SHARES; AND

(7)	2011 FIRST CLASS MEETING OF HOLDERS OF H SHARES

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) proposed election of Directors and supervisors; (2) proposed amendments to the Articles of Association, Rules of Procedures for the Shareholders’ Meeting and Rules of Procedures for Board; (3) Proposed approval on bidding by the Company for mining rights of Zhuan Longwan coal mine field in Inner Mongolia; (4) proposal for general mandate to issue H Shares and repurchase H Shares, and to give you the notice of 2010 annual general meeting, the notice of 2011 first class meeting of holders of Domestic Shares and the notice of 2011 first class meeting of holders of H Shares.

LETTER FROM THE BOARD

II.	ELECTION OF DIRECTORS AND INDEPENDENT DIRECTORS

In accordance with the provisions of the Articles of Association, Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai will retire by rotation at the conclusion of the forthcoming AGM and being eligible, offer themselves for re-election as directors of the fifth session of the Board. Mr. Wang Xinkun will retire upon the conclusion of the forthercoming AGM.

At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that Mr. Zhang Yingmin be nominated as Director; Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi be nominated as independent non-executive Directors of the fifth session of the Board upon the retirement of Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan. The Board would like to thank the retiring Directors for their valuable contributions to the Company during their term.

The biographical details of the Directors proposed to be re-elected and the new Directors proposed to be elected are set out in Appendix I to this circular. Ordinary resolutions to approve their respective re-elections and elections will be proposed at the forthcoming AGM.

In accordance with the requirements of the Corporate Law, the employees of the Company will re-elect Mr. Dong Yunqing as the worker representative Director of the fifth session of the Board through democratic election.

III.	ELECTION OF NON-WORKER REPRESENTATIVE SUPERVISORS

At the 11th meeting of the fourth session of the supervisory committee of the Company held on 25 March 2011, it was resolved that Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan be nominated for re-appointment as supervisors of the fifth session of the supervisory committee of the Company.

The biographical details of the supervisors proposed to be elected are set out in Appendix I to this circular. Ordinary resolutions to approve their respective re-elections will be proposed at the forthcoming AGM.

In accordance with the requirements of the Corporate Law, the employees of the Company will re-elect Mr. Wei Huanmin and Mr. Xu Bentai as the worker representative supervisors of the fifth session of the supervisory committee through democratic election.

LETTER FROM THE BOARD

IV.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR THE SHAREHOLDERS’ MEETING AND RULES OF PROCEDURES FOR THE BOARD

(A)	Details of the proposed amendments to the Articles of Association are set out as follows:

1.	the existing Paragraph 2 of Article 69 of the Articles of Association:

“Article 69	The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1) where the number of directors is less than the number stipulated in the Corporate Law; or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);”

be amended as:

“Article 69	The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1) where the number of directors is less than the number stipulated in the Corporate Law; or two-thirds of the number specified in the Company’s articles of association or is less than eight (8);”

2.	the existing Paragraph 1 of Article 168 of the Articles of Association:

	“Article 168	The Company shall have a board of directors consisting of thirteen (13) directors, of which is one (1) shall be a staff representative, with one (1) chairman and two (2) vice-chairmen.”

be amended as:

	“Article 168	The Company shall have a board of directors consisting of eleven (11) directors, of which is one (1) shall be a staff representative, with one (1) chairman and one (1) vice-chairman.”

As advised by the PRC legal advisers to the Company, Beijing King & Wood PRC Lawyers, that the execution of each article of the amended Articles of Association will not contravene the Corporate Law and the Mandatory Provisions.

LETTER FROM THE BOARD

The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the AGM to approve the amendments; and (ii) obtaining the approval from the relevant PRC authorities.

(B)	Proposed amendments to the Rules of Procedures for the Shareholders’ Meeting

Details of the proposed amendments to the Rules of Procedures for the Shareholders’ Meeting are set out as follows:

1.	the existing Paragraph 1 of Article 12 of the Rules of Procedures for the Shareholders’ Meeting:

“Article 12	The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Corporate Law; or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);”

be amended as:

“Article 12	The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Corporate Law; or two-thirds of the number specified in the Company’s articles of association or is less than eight (8);”

(C)	Proposed amendments to the Rules of Procedures for the Board

1.	the existing Article 2 of the Rules of Procedures for the Board:

“Article 2	As a regular organisation of the Company, the board of directors comprises thirteen (13) directors, amongst which four (4) are independent directors, one (1) is employee director, with one (1) chairman and two (2) vice-chairmen.”

be mended as

“Article 2	As a regular organisation of the Company, the board of directors comprises eleven (11) directors, amongst which four (4) are independent directors, one (1) is employee director, with one (1) chairman and one (1) vice-chairman.”

LETTER FROM THE BOARD

V.	PROPOSED APPROVAL ON BIDDING BY THE COMPANY FOR MINING RIGHTS OF ZHUAN LONGWAN COAL MINE FIELD IN INNER MONGOLIA

Reference is made to the Company’s announcement dated 28 January 2011 in regards to the successful bidding for mining rights of Zhuan Longwan coal mine field in Inner Mangolia. In accordance with the relevant provisions of the Articles of Association, the successful bidding shall be supplemented by following the Shareholders’s approval procedures.

Details of the bidding for mining rights are set out as follows:

On 28 January 2011, Ordos Neng Hua, a wholly-owned subsidiary of the Company, participated in the public auction of the mining rights of Zhuan Longwan coal mine field, and was successful in the bidding at a consideration of RMB7,800,000,000 (equivalent to approximately HK$9,215,936,481). On 28 January 2011, Ordos Neng Hua entered into the Confirmation Agreement with the Department of Land and Resources of the Inner Mongolia Autonomous Region, confirming the successful bidding by Ordos Neng Hua of the mining rights of Zhuan Longwan coal mine field.

Confirmation Agreement

(1)	Date

28 January 2011

(2)	Parties

(i)	the Department of Land and Resources of the Inner Mongolia Autonomous Region (who was intrusted by the Ministry of Land Resources of PRC as the entrusted transferor to conduct the public auction of the mining rights of Zhuan Longwan coal mine field); and

(ii)	Ordos Neng Hua (as the successful bidder and transferee)

(3)	Subject of Bidding

Mining rights of Zhuan Longwan coal mine field

(4)	Consideration

The consideration for acquiring the mining rights of Zhuan Longwan coal mine field is RMB7,800,000,000 (equivalent to approximately HK$9,215,936,481), which is intended to be funded in cash by the internal resources of the Group or bank loan.

LETTER FROM THE BOARD

Basis for Determining the Consideration

The mining rights of Zhuan Longwan coal mine field were obtained by the Company through public bidding, and the Company has taken into account various factors before the bidding, including:

1.	the Company appointed professionals to conduct study on the exploration region of Zhuan Longwan coal mine field in a diligent manner, which enabled the Company to comprehensively understand the current prospecting status of the coal mine field as well as the current status of prospecting and exploitation of the master coal fields and the adjacent coal fields;

2.	the Company made reference to the acquisitions of coal resources in the surrounding areas and the consideration paid in recent years; and

3.	the Company took into account, among others, the mining reserves, exploitation and mining plan, production scale and coal quality of Zhuan Longwan coal mine field, and undertook investigations into the recent market price of comparable coals in the area and made reference to the actual production and operation data of the coal mines in the surrounding areas.

Information on Zhuan Longwan Coal Mine Field

Zhuan Longwan coal mine field is located at Dongsheng Coal Field in Ordos, Inner Mongolia Autonomous Region, covering an area of 43.50km2 and with geological resources of 548 million tonnes. Its geological structure is simple and the average coal seam depth is ranging from 91 to 345 meters. The majority coals are non-stick coals with low-ash, low-sulfur and high-calorific value and with a heat generation at approximately 5,200 kcal, which can be used as good steam coal and industrial gasification coal.

The National Development and Reform Commission granted the approval in relation to the general planning of Dongsheng area of Shendong mining field in the document of Fa Gai Neng Yuan [2008] No. 1304     pursuant to which, the planned production capacity of Zhuan Longwan coal mine field is 5 million tonnes per year.

Reasons for and Benefits of Entering into the Confirmation Agreement

Zhuan Longwan coal mine field has excellent geological conditions, resources and external construction conditions. It has abundant reserves with shallow coal seam and thick main coal seam. It is suitable for long-wall mining and construction of large mines with production capacity of 5 million tonnes per year. The government of the Inner Mongolia Autonomous Region has included Zhuan Longwan coal mine field into its “Twelfth Five Year” plan of coal development of the autonomous region, and undertook to file the approval document relating to Zhuan Longwan coal mine field with the National Development and Reform Commission on a priority basis. The successful bidder of the mining rights of Zhuan Longwan coal mine field is not required to establish compatible coal to chemcial conversion projects. Accordingly, conditions for initial work at Zhuan Longwan coal mine field have been fulfilled.

LETTER FROM THE BOARD

Ordos Neng Hua is currently undertaking the application of mining rights of Zhuan Longwan coal mine field.

The entering into of the Confirmation Agreement will enhance the sustainable development of the Company for a bigger and stronger coal business and fulfil its “Twelfth Five Year” development goals. It will also help the Company secure more quality coal resources outside the province based on the Group’s production strategy of “stabilizing the base, expanding into new regions and exploring overseas”.

The board of Directors (including the independent non-executive Directors) considers that the terms of the Confirmation Agreement are fair and reasonable, and it is entered into on normal commercial terms and is in the interest of the Company and the Shareholders as a whole.

Information on the Company and the parties

The Company is principally engaged in the business of exploitation, washing, processing and sales of coal, coal chemicals and power generation. The Company’s products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Ordos Neng Hua is mainly engaged in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region. It is a wholly-owned subsidiary of the Company.

The Department of Land and Resources of the Inner Mongolia Autonomous Region is a department under the people’s government of the autonomous region responsible for the planning, management, protection and reasonable utilization of natural resources, including land and mining resources. The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct the public auction of the mining rights of Zhuan Longwan coal mine field and was the entrusted transferor in the public auction.

VI.	GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and discretion for the Board to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the H Shares in issue as at the date of passing of the resolution.

LETTER FROM THE BOARD

VII.	GENERAL MANDATE TO REPURCHASE H SHARES

The Company proposes to put forward a special resolution at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing of the resolutions.

The Corporate Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with merger or division. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, in connection with a merger between itself and another entity that holds its shares, as reward to the staff of the Company or in circumstances permitted by law or administrative regulations.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and holders of H shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other government authorities are required.

In accordance with the requirements of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

Accordingly, approval is being sought from the Shareholders for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Board will put forward the special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. At each of such meeting, a special resolution will be proposed to grant to the Board a conditional general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange not exceeding 10% of the total amount of existing issued H Shares as at the date of the passing of such resolution.

LETTER FROM THE BOARD

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at the AGM; (b) the special resolution for the grant of the Repurchase Mandate being approved at the H Shareholders’ Class Meeting and the Domestic Shareholders’ Class Meeting; (c) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (d) it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or Domestic Shareholders at their respective class meetings.

The total number of H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the total amount of existing issued H Shares as at the date of passing of the special resolutions approving the Repurchase Mandate.

Details of the special resolutions to be proposed at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the Domestic Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in Appendix II to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

LETTER FROM THE BOARD

VIII.	AGM, DOMESTIC SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting are set out on pages 26 to 37 of this circular.

The following resolutions (among others) will be proposed to the Shareholders at the AGM in relation to: (i) proposed election of Directors and supervisors; (ii) proposed amendments to the Articles of Association, Rules of Procedures for the Shareholders’ meeting and Rules of Procedures for the Board; (iii) proposed approval on bidding by the Company for mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia; (iv) proposal for general mandate to issue H Shares, details of which are set out in resolution numbered 13; and (v) proposal for general mandate to repurchase H Shares, details of which are set out in resolution numbered 14.

Special resolutions will also be proposed to the Shareholders at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to consider and, if thought fit, for granting to the Board the Repurchase Mandate.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

IX.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Wednesday, 20 April 2011 to Thursday, 19 May 2011, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Tuesday, 19 April 2011 are entitled to attend and vote at the AGM and the H Shareholders’ Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the AGM and the H Shareholders’ Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 19 April 2011 for registration.

LETTER FROM THE BOARD

X.	RECOMMENDATION

The Board considers that the proposals relating to: (i) proposed election of Directors and supervisors; (ii) proposed amendments to the Articles of Association, Rules of Procedures for the Shareholders’ meeting and Rules of Procedures for the Board; (iii) proposed approval on bidding by the Company for mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia; (iv) proposal for general mandate to issue H Shares; and (v) proposal for general mandate to repurchase H Shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, Domestic Shareholders and H Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting (as the case may be).

XI.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

XII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board Yanzhou Coal Mining Company Limited Li Weimin Chairman

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for appointment as Directors of the fifth session of the Board

LI Weimin, aged 50, a researcher in engineering technique applications, doctor of mining engineering and holder of an EMBA degree. Mr. Li is currently the chairman of the Board of the Company. Mr. Li is also a director, the general manager and the deputy secretary of the party committee of Yankuang Group. Mr. Li joined the predecessor of the Company in 1982. In 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On 15 December 2010, Mr. Li was appointed as a Director, the general manager and the deputy secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Li was appointed as the chairman of the Board. Mr. Li graduated from China University of Mining and Technology and Nankai University.

For the year ended 31 December 2010, the total remuneration of Mr. Li Weimin as a Director of the Company was RMB226,000.

WANG Xin, aged 52, a researcher in engineering technique application, doctor of engineering technology and holding an EMBA degree, is currently the vice chairman of the Board. Mr. Wang is also the chairman of the board and the secretary of the party committee of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and deputy general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the deputy secretary of the party committee of Yankuang Group. On 15 December 2010, Mr. Wang was appointed as the chairman of the board of directors and the secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Wang was appointed as the vice chairman of the Board. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

For the year ended 31 December 2010, Mr. Wang Xin had not received any remuneration from the Company in respect of his services as a Director of the Company.

ZHANG Yingmin, aged 57, a researcher in engineering technology application with an EMBA degree, is currently the general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became the chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 2011. Mr. Zhang graduated from Nankai University.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

For the year ended 31 December 2010, the total remuneration of Mr. Zhang Yingmin as an executive deputy general manager of the Company was RMB227,000.

SHI Xuerang, aged 56, a senior engineer and holder of an EMBA degree, is currently a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as the deputy general manager in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi graduated from Nankai University.

For the year ended 31 December 2010, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as a Director of the Company.

WU Yuxiang, aged 49, a senior accountant with a master’s degree, is a currently a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

For the year ended 31 December 2010, the total remuneration of Mr. Wu Yuxiang as a Director of the Company was RMB323,000.

As at the Latest Practicable Date, Mr. Wu had a long position (has the meaning ascribed to it under Part XV of the Securities and Futures Ordinance) in 20,000 domestic shares of the Company.

ZHANG Baocai, aged 44, a senior accountant with an EMBA degree, is currently a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

For the year ended 31 December 2010, the total remuneration of Mr. Zhang Baocai as a Director and secretary to the Board of the Company was RMB374,000.

Subject to the Shareholders’ approval for their respective appointments, each of Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Zhang Yingmin will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that conditional upon achieving the operational targets of the Company for the year 2010 and subject to the Shareholders’ approval, the average remuneration of the executive Directors who would receive directors’ remuneration from the Company for the year 2011, shall be determined at the amount representing an increment of 9% of the average remuneration of the executive Directors of the Company for the year 2010. In determining the remuneration of the executive Directors of the Company for the year ending 31 December 2011, factors including the executive Director’s respective duties and responsibilities with the Group as well as the prevailing market rate will be taken into account. For the executive Directors who did not receive any director’s remuneration in the year ended 31 December 2010, they shall not receive any remuneration for the year 2011.

The Biographical details of the candidates for appointment as independent Directors of the fifth session of the Board.

Wang Xianzheng, aged 64, a professor-level senior engineer with university education, is currently a president of China Coal Industry Association and a member of the sixteenth session of China Central Discipline Inspection Committee. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, deputy head and a party member of the State Administration of Coal Mine Safety from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal industry Association. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. Mr. Wang graduated from Fuxin School of Mining.

Cheng Faguang, aged 68, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice governor of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the execuitive vice governor of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

WANG Xiaojun, aged 57, a solicitor admitted in England and Wales and Hong Kong, is a holder of master degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited, Norinco International Cooperation Ltd and Euro-Asia Agricultural (Holdings) Company Limited. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

Xue Youzhi, aged 46, holder of a master degree in corporate management, a doctor’s degree in economics and a doctor’s degree in business management , is currently the vice president, a professor and a supervisor of doctoral students in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed over a number of national social science fund projects. Mr. Xue became the vice dean of the School of Business of Nankai University in 2005. Meanwhile, he also acts as independent non-executive director of Xinjiang Tianshan Livestock Technology Company Limited. Mr. Xue graduated from Jilin University.

The Company has received confirmation of independence from each of Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

Subject to Shareholders’ approval for their respective appointments, each of Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company.

The average remuneration of an independent non-executive Director in 2010 was RMB 113,000. At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that conditional upon achieving the operational targets of the Company for the year 2011 and subject to the Shareholders’ approval, the average remuneration of the independent non-executive Directors of the Company shall be determined at the amount representing an increment of 9% of the average remuneration of the independent non-executive Directors of the Company for the year 2010. The Company will also take into consideration the operational conditions of the Company, the respective duties and responsibilities of the independent non-executive Directors as well as the prevailing market rate in determining their remuneration.

The biographical details of the candidates for appointment as non-worker representative supervisors of the fifth session of the supervisory committee of the Company

SONG Guo, aged 56, a professor-level senior administrative officer with an EMBA degree, is currently the chairman of the supervisory committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the disciplinary inspection committee of Yankuang Group from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He graduated from Nankai University.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

For the year ended 31 December 2010, Mr. Song had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

As at the Latest Practicable Date, Mr. Song Guo had a long position (has the meaning ascribed to it under Part XV of the Securities and Futures Ordinance) in 1,800 domestic shares of the Company.

ZHOU Shoucheng, aged 58, a professor-level senior administrative officer with Master’s degree, is currently the vice chairman of the supervisory committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labor union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the supervisory committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

For the year ended 31 December 2010, Mr. Zhou had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

ZHANG Shengdong, aged 54, a senior accountant, is currently a supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981. Mr. Zhang Shengdong became the head of finance department of Ynkuang Group in 1999 and the deputy chief accountant of Yankuang Group and a supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

For the year ended 31 December 2010, Mr. Zhang had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

ZHEN Ailan, aged 47, a senior accountant and a senior auditor, is currently a supervisor of the Company and the deputy director of the audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the audit division of Yankuang Group in 2002. In 2005, Ms Zhen was appointed as the deputy head of the audit department of Yankuang Group, the chairman of the supervisory committee of Beijing Yinxin Guanghua Real Estate Development Company and the supervisor of Jinan Sunshine 100 Real Estate Development Company Limited. In 2008, Ms Zhen became a supervisor of the Company. In 2010, she was the chairman of the board of supervisors of Yankuang Group Finance and the chairman of the supervisory committee of Yankuang Aluminium International Trading Company Limited. Ms. Zhen graduated from Northeastern University of Finance and Economics.

For the year ended 31 December 2010, Ms. Zhen had not received any remuneration from the Company in respect of her services as a supervisor of the Company.

Subject to the Shareholders’ approval for their respective re-appointment, each of Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company. The supervisors of the Company to be elected by the Shareholders comprising Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan will not receive any remuneration from the Company for the year ending 31 December 2011.

Confirmation of Directors and Supervisors

All the above directors and supervisors confirm, save as disclosed above, (1) neither did they hold any other office in the Group nor did they hold any directorship or supervisorship in other public listed companies in the last three years (2) none of them have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the company or its subsidiaries, (3) as at the date of this circular, none of them have any interests in the Shares of the Company within the meaning of Part XV (Hong Kong Ordinance Chapter 571) of the Securities and Futures Ordinance.

There is no other information in respect of their re-appointments/appointments which is discloseable pursuant to any of the requirements set out in Rule 13.51 (2) (h) to (v) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

(i)	Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of the PRC and the memorandum of association and bylaw of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

(ii)	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

(iii)	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 Domestic Shares of RMB1.00 each, of which 2,600,000,000 Domestic Shares were held by Yankuang Group and 360,000,000 Domestic Shares were held by other Shareholders.

(iv)	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of Domestic Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association applicable to reducing the share capital.

APPENDIX II	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

(v)	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2010, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

(vi)	Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX II	EXPLANATORY STATEMENT

(vii)	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share prices
	Highest	Lowest
	HK$	HK$
2010
March	18.70	16.48
April	22.30	18.12
May	20.90	15.66
June	18.42	14.78
July	17.18	14.68
August	17.38	15.96
September	19.04	16.24
October	24.10	20.20
November	24.85	21.35
December	23.75	21.45

2011	25.45	22.55
January	23.55	21.65
February	24.70	23.30
March (up to the Latest Practicable Date)	18.70	16.48

(viii) Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company, as defined under the Hong Kong Listing Rules, were as follows:

Percentage
				Number of	of total
				ordinary	issued share
				shares held	capital of
	Class of		Nature of	in the	the
Name	shares	Capacity	interests	Company	Company

Yankuang Group	Domestic Shares (state legal person share)	Beneficial Owner	Corporate	2,600,000,000	52.86%

(ix)	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

(x)	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

	Before	After
Substantial Shareholders	repurchase	repurchase

Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code.

Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

APPENDIX II	EXPLANATORY STATEMENT

(xi)	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

NOTICE OF 2010 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2010 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2010;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2010;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2010 and to authorize the Board to distribute an aggregate cash dividend of RMB2,901.9 million (tax inclusive), equivalent to RMB0.59 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the appointment of the directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board;

6.	To consider and approve the appointment of the independent directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board;

7.	To consider and approve the appointment of the non-worker representative supervisors of the fifth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company;

NOTICE OF 2010 ANNUAL GENERAL MEETING

8.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ended 31 December 2011;

9.	To consider and approve the “Proposal regarding purchase of liability insurance for the directors, supervisors and senior management of the Company”;

10.	To consider and approve the “Proposal regarding the approval of bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia”;

11.	To consider and approve the “Proposal regarding the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration”, and the appointment of Grant Thornton Jingdu Tianhua and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;

AS SPECIAL RESOLUTIONS

12.	To consider and approve the “Proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”), the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for Shareholders’ Meetings”) and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”), and to authorise any of the directors to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time, particulars of which are set out in the circular of the Company dated 25 March 2011;

13.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF 2010 ANNUAL GENERAL MEETING

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

NOTICE OF 2010 ANNUAL GENERAL MEETING

14.	To consider and approve the “Proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H Shares of the Company”:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 20 May 2011 (or on such adjourned date as may be applicable) and the class meeting for the holders of H Shares to be held on 20 May 2011 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

NOTICE OF 2010 ANNUAL GENERAL MEETING

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2011

Notes:

1.	Eligibility for attending the annual general meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 April 2011 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 29 April 2011.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE OF 2010 ANNUAL GENERAL MEETING

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Wednesday, 20 April 2011 to Thursday, 19 May 2011, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2010 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 19 April 2011.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the 2011 first class meeting of the holders of domestic shares (the “Domestic Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 10:30 a.m. on Friday, 20 May 2011 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve “the proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H shares of the Company”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the board of directors (the “Board”) of the Company may exercise the power of the Company to repurchase the issued H Shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting of the Company to be held on 20 May 2011 (or on such adjourned date as may be applicable) and the class meeting for holders of H Shares to be held on 20 May 2011 (or on such adjourned date as may be applicable);

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares of the Company at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2011

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

Notes:

1.	Eligibility for attending the Domestic Shareholders’ Class Meeting

Holders of Domestic Shares whose names appear on the Company’s register of members of Domestic Shares at the close of business on Tuesday, 19 April 2011 are entitled to attend the Domestic Shareholders’ Class Meeting.

Holders of Domestic Shares, who intend to attend the Domestic Shareholders’ Class Meeting, must deliver the completed reply slip for attending the Domestic Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 29 April 2011. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of Domestic Shares who has the right to attend and vote at the Domestic Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Domestic Shareholders’ Class Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

3.	Miscellaneous

(1)	Holders of the Domestic Shares attending the Domestic Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the Domestic Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2011 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 11:30 a.m. on Friday, 20 May 2011 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve “the proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H shares of the Company”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the board of directors (the “Board”) of the Company may exercise the power of the Company to repurchase the issued H Shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting of the Company to be held on 20 May 2011 (or on such adjourned date as may be applicable); and the class meeting for holders of Domestic Shares to be held on Friday, 20 May 2011 (or on such adjourned date as may be applicable);

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF H SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares of the Company at their respective class meetings.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2011

NOTICE OF 2011 FIRST CLASS MEETING OF

THE HOLDERS OF H SHARES

Notes:

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 April 2011 are entitled to attend the H Shareholders’ Class Meeting.

Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 29 April 2011. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Wednesday, 20 April 2011 to Thursday, 19 May 2011, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the H Shareholders’ Class Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m. Tuesday, 19 April 2011.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC